Voya Retirement Insurance and Annuity Company

and its

Variable Annuity Account C

Opportunity Plus
403(b), 401 and HR 10 Plans
MAP II
Voya Pension IRA
State University of New York
Multiple Sponsored Retirement Options
Voya Flexible Income
University of Texas System Retirement Programs
Voya *express* Variable Annuity
Voya Educator's Direct

Supplement Dated August 28, 2014

This supplement updates and amends certain information contained in your current variable annuity Contract Prospectuses, Contract Prospectus Summaries, if applicable, and Statement of Additional Information ("SAI"). Please read it carefully and keep it with the applicable Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

IMPORTANT INFORMATION ABOUT THE COMPANY

In connection with Voya Financial, Inc.'s rebranding efforts, the following changes are effective September 1, 2014:

- ING Life Insurance and Annuity Company will be renamed Voya Retirement Insurance and Annuity Company;
- ING North America Insurance Corporation will be renamed Voya Services Company;
- ING Financial Partners, Inc. will be renamed Voya Financial Advisors, Inc.;
- ING Financial Advisers, LLC will be renamed Voya Financial Partners, LLC;
- ING National Trust will be renamed Voya Institutional Trust Company; and
- References to ING in any product name will be replaced with Voya (e.g., ING Pension IRA will be renamed Voya Pension IRA).

In general, all other references to the name ING are replaced with the name Voya with the exception of ING Groep N.V., which will remain unchanged.

Insurance products, annuities and retirement plan funding issued by (third party administrative services may also be provided by) Voya Retirement Life Insurance and Annuity Company, One Orange Way, Windsor, CT 06095. ***Securities are distributed by Voya Financial Partners, LLC (member SIPC). Securities may also be distributed through other broker-dealers with which Voya Financial Partners, LLC has selling agreements.***